FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated March 21, 2011

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release		Magyar Telekom

IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Krisztina Förhécz	Head of Investor Relations	+36-1-457-6029	forhecz.krisztina@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Szot	IR manager	+36-1-458-0453	szot.marton@telekom.hu

Magyar Telekom announces the termination of an investigation related to the internal investigation

Budapest — March 21, 2011 — Magyar Telekom (Reuters: MTEL.BU and Bloomberg: MTELEKOM HB), the leading Hungarian telecommunications service provider announces that the Hungarian National Bureau of Investigation terminated its investigation related to the internal investigation.

By resolution dated March 1, 2011, delivered to the Company on March 21, 2011, the Hungarian National Bureau of Investigation (“NBI”) terminated its criminal investigation against unknown perpetrator(s) regarding an alleged misappropriation of funds relating to payments made in connection with the independent internal investigation into certain contracts entered into by members of the Magyar Telekom Group and related matters as well as the possible misuse of personal data of employees in the context of the independent internal investigation. Pursuant to the resolution of the NBI, the criminal investigation was terminated because, based on the results of the investigation, it could not be established that criminal acts had been committed and further pursuing the investigation was not expected to produce any result.

As previously disclosed, U.S., Hungarian, Macedonian and Montenegrin governmental authorities have commenced investigations into certain of the Company’s activities that were the subject of the internal investigation. These governmental investigations are continuing, and the Company continues to cooperate with these investigations. Governmental authorities could seek criminal or civil sanctions, including monetary penalties and/or disgorgement, against the Company or its affiliates, which could have a material effect on the Company’s financial position, results of operations or cash flows, as well as require additional changes to its business practices and compliance programs. The Company cannot predict or estimate when any of these governmental investigations will be concluded, what the final outcome of these investigations may be, or the impact, if any, they may have on the Company’s financial statements or results of operations.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: March 21, 2011